EXHIBIT 99.1

Energy Receives US$2 Million Strategic Investment from Mork Capital to Advance Application of SFD(R) Technology in Canada

Investment enhances balance sheet flexibility as the Company accelerates efforts to enhance shareholder value by leveraging its extensive SFD® data library.

CALGARY, AB / ACCESS Newswire / November 24, 2025 / NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX:SFD)(OTCQB:NSFDF) is pleased to announce that it has received a US$2,000,000 strategic investment (the "Investment") by way of a private placement of common shares to its largest shareholder MCAPM LP ("Mork Capital") to advance the application of the Company's proprietary Stress Field Detection ("SFD®") technology within select areas of Western Canada. The Investment proceeds provide NXT with enhanced balance sheet flexibility to accelerate widespread usage of SFD® data in Canada while preserving its core business model as a technology and service provider.

As part of this process, the Company has engaged Baycrest Energy Ltd. to assist in evaluating strategic pathways related to this initiative. The board of directors of the Company (the "Board") believes this initiative represents a meaningful opportunity to unlock shareholder value from NXT's extensive proprietary SFD® data library, which includes more than 50,000 line-kilometers of airborne geophysical data in the Western Canadian sedimentary basin.

In alignment with this strategic initiative, NXT is pleased to announce that Bruce G. Wilcox, NXT's CEO, has recommended the appointment of Eugene Woychyshyn as President & Chief Financial Officer, effective immediately, with full support from the Board. Mr. Woychyshyn has served as CFO of NXT since 2018 and brings extensive experience across finance, operations, and capital markets to his expanded leadership role.

Mork Capital has been issued 7,050,500 common shares of the Company at a price of CAD$0.40 per share for total gross proceeds of approximately US$2,000,000. Mork Capital now owns approximately 32.3% of the outstanding common shares of the Company. The common shares issued as a result of the Investment will be subject to a hold period of four months plus a day from the date of issuance. The Company has received conditional approval from the Toronto Stock Exchange (the "TSX") for the Investment.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the 1933 Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

The Company looks forward to updating shareholders on this initiative at the appropriate time as milestones are reached.

1

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker
Investor Relations
302, 3320 - 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "accelerate", "advance", "believe", "intend", "may", "propose", "shall", "unlock", "will" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: the details of the uses of the funds raised under the Investment, including unlocking shareholder value from NXT's extensive proprietary SFD® data library, and accelerate widespread usage of SFD® data in Canada while preserving its core business model as a technology and service provider. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to several factors and risks. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2024, and MD&A for the three months ended September 30, 2025, which have been filed electronically on SEDAR+ located at www.sedarplus.ca. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

SOURCE: NXT Energy Solutions, Inc.

2